DTE Energy Company
One Energy Plaza, Detroit, MI 48226-1279

July 31, 2018

VIA ELECTRONIC TRANSMISSION (EDGAR)

William H. Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:    DTE Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 16, 2018
Form 8-K Filed July 25, 2018
File No. 1-11607

Dear Mr. Thompson:

This will confirm the verbal approval received from Ta Tanisha Meadows, Staff Accountant, on July 31, 2018, regarding the response of DTE Energy Company (the “Company”) to the comments of the staff of the Securities and Exchange Commission contained in its letter to the Company dated July 27, 2018. The Company requested additional time to submit our response to the letter in order to accommodate response preparation and our review and approval process. The Company will submit its response no later than August 24, 2018.

We appreciate your assistance with this matter. Please direct any questions or concerns you may have in this regard to the undersigned at (313) 235-4846.

Very truly yours,

/s/ Jeffrey A. Jewell
Jeffrey A. Jewell
Vice President, Controller,
and Chief Accounting Officer